FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
(Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of a press release issued by Ultrapetrol (Bahamas) Ltd. (the "Company") on February 7, 2017 announcing that it and certain of its subsidiaries have commenced voluntary cases under chapter 11 of the U.S. Bankruptcy Code in order to implement the agreement reached with the Company's and subsidiaries' lenders and bondholders on the terms of a comprehensive debt restructuring.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By: /s/ Cecilia Yad
Name: Cecilia Yad
Title: Chief Financial Officer

Dated: February 7, 2017

Exhibit 1

Ultrapetrol (Bahamas) Limited Initiates Prepackaged Chapter 11 Proceedings Pursuant to Restructuring Support Agreements

Company Seeks Expedited Chapter 11 Emergence

Plan Supported by Lenders and Bondholders

Vendors, Trade Creditors, Employees and Unsecured Creditors to Be Paid In Full

Existing Operations to Continue Uninterrupted

NASSAU, Bahamas, Feb. 07, 2017 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (the "Company"), a Bahamas corporation, announced today that it and certain of its subsidiaries have commenced voluntary cases under chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York yesterday (In re Ultrapetrol (Bahamas) Limited, Chapter 11 Case No. 17-22168) in order to implement the agreement reached with the Company's and subsidiaries' lenders and bondholders on the terms of a comprehensive debt restructuring.   To implement the restructuring, the Company and its subsidiaries negotiated and received affirmative votes from all voting lenders and from 99.9% of the Company's bonds voting to accept a prepackaged chapter 11 Plan of Reorganization ("Plan") that was filed with the United States Bankruptcy Court for the Southern District of New York.  With the full support of their lenders and bondholders, the Company has requested a prompt combined hearing to approve the disclosure statement for the Plan and to confirm the Plan.  The proposed Plan will restructure the Company's and subsidiaries' secured debt and pay in full allowed claims of unsecured creditors, allowing the Company to improve its balance sheet with the goal of returning to overall profitability in light of current and expected demand in the shipping markets in which the Company's subsidiaries operate.

The Company and its subsidiaries are taking actions to ensure that the chapter 11 filing does not affect their operations, which are expected to continue on an uninterrupted basis during the cases, and have sought customary relief with respect to, among other things, payment of balances owed to non-U.S. vendors and the continuation of their insurance programs and their wage and benefit programs for employees.

The Company anticipates business as usual, and that the Company and its subsidiaries will meet all obligations that arise during the case as they come due in the ordinary course.  The Company expects to implement the restructuring and emerge from the court-supervised process expeditiously, which is expected to be concluded within 60 days.

Pursuant to the Plan, after an exhaustive and competitive marketing effort conducted by a special committee of independent directors and its independent financial and legal advisors, ownership of the Company's river business subsidiaries and offshore business subsidiaries will be purchased by a newly-formed entity owned by affiliates of the Company's largest shareholder which submitted the highest and best bids for the Company's river business and offshore business, respectively.  Under the Plan, creditors holding in excess of $290.1 million principal amount are to receive approximately $84.0 million in cash in full settlement of their indebtedness.  None of the Company's equity holders will receive any distributions, and the Company expects that shortly after emergence from Chapter 11 it will dissolve and cease to be a reporting public company.

The Company expects that cash on hand, cash from operating activities, and cash expected to be made available under a cash collateral order will be sufficient to fund its projected cash needs during its financial restructuring, and therefore does not intend to seek debtor-in-possession (DIP) financing.

"We are very pleased to have received consent from all of our lenders and most of our bondholders to go forward with the prepackaged Chapter 11 plan, which we expect will improve the long-term health and vitality of our river business and our offshore business going forward," said Eduardo Ojea Quintana, Chairman and Chief Executive Officer of the Company.  "The prepackaged Chapter 11 plan is the result of more than 18 months of negotiations with lenders and bondholders, and we believe it will leave our river business and offshore business able to strongly compete in our markets.  We have taken steps to diminish the impact of this process on our vendors, customers and employees, and we intend to move forward as expeditiously as possible to complete the restructuring.  Our vessels will continue to operate as scheduled."

Information about the restructuring will be available at http://cases.primeclerk.com/ultrapetrol, or via the Company's restructuring information line at (844) 205-4334 (U.S. and Canada) or (917) 606-6438 (International).

Nothing in this press release shall constitute a solicitation of any holders of any of our indebtedness or our securities with respect to the matters contemplated in the Plan or an offer to buy or sell, or a solicitation of an offer to buy or sell, any securities of the Company.

The Company is being advised by the investment banking firm of Miller Buckfire & Co. and is receiving financial advice from AlixPartners, LLP.  Zirinsky Law Partners PLLC and Seward & Kissel LLP act as legal counsel to the Company in this process.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soy bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

ULTR-G